Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-174636

June 1, 2011

Applied Materials, Inc.

Pricing Term Sheet

2.650% Senior Notes due 2016

Issuer:	Applied Materials, Inc.

Title:	2.650% Senior Notes due 2016

Principal Amount:	$400,000,000

Coupon:	2.650%

Maturity Date:	June 15, 2016

Treasury Benchmark:	1.75% due May 31, 2016

Benchmark Treasury Price and Yield:	100-23+; 1.596%

Spread to Treasury:	Plus 107 basis points

Yield to Maturity:	2.666%

Price to Public:	99.925% of the principal amount

Interest Payment Dates:	Semi-annually on June 15 and December 15, commencing on December 15, 2011

Optional Redemption:	Make-whole call at any time at Treasury plus 15 basis points

Special Mandatory Redemption:	101% of the principal amount if the acquisition of Varian Semiconductor is not consummated by May 31, 2012 or merger agreement is terminated

Change of Control Put:	101% of the principal amount plus accrued interest

Settlement Date:	T+5; June 8, 2011

Ratings:*	A3 (stable outlook) by Moody’s Investors Service, Inc. A- (stable outlook) by Standard & Poor’s Ratings Service

CUSIP/ISIN:	038222AE5 / US038222AE55

Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Mitsubishi UFJ Securities (USA), Inc. Morgan Stanley & Co. LLC

Co-Managers:	BNP Paribas Securities Corp. Goldman, Sachs & Co. BNY Mellon Capital Markets, LLC KeyBanc Capital Markets Inc. Mizuho Securities USA Inc. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

4.300% Senior Notes due 2021

Issuer:	Applied Materials, Inc.

Title:	4.300% Senior Notes due 2021

Principal Amount:	$750,000,000

Coupon:	4.300%

Maturity Date:	June 15, 2021

Treasury Benchmark:	3.125% due May 15, 2021

Benchmark Treasury Price and Yield:	101-17; 2.946%

Spread to Treasury:	Plus 138 basis points

Yield to Maturity:	4.326%

Price to Public:	99.789% of the principal amount

Interest Payment Dates:	Semi-annually on June 15 and December 15, commencing on December 15, 2011

Optional Redemption:	Make-whole call at any time at Treasury plus 20 basis points

Special Mandatory Redemption:	101% of the principal amount if the acquisition of Varian Semiconductor is not consummated by May 31, 2012 or merger agreement is terminated

Change of Control Put:	101% of the principal amount plus accrued interest

Settlement Date:	T+5; June 8, 2011

Ratings:*	A3 (stable outlook) by Moody’s Investors Service, Inc. A- (stable outlook) by Standard & Poor’s Ratings Service

CUSIP/ISIN:	038222AF2 / US038222AF21

Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Mitsubishi UFJ Securities (USA), Inc. Morgan Stanley & Co. LLC

Co-Managers:	BNP Paribas Securities Corp. Goldman, Sachs & Co. BNY Mellon Capital Markets, LLC KeyBanc Capital Markets Inc. Mizuho Securities USA Inc. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

5.850% Senior Notes due 2041

Issuer:	Applied Materials, Inc.

Title:	5.850% Senior Notes due 2041

Principal Amount:	$600,000,000

Coupon:	5.850%

Maturity Date:	June 15, 2041

Treasury Benchmark:	4.75% due February 15, 2041

Benchmark Treasury Price and Yield:	110-18; 4.129%

Spread to Treasury:	Plus 175 basis points

Yield to Maturity:	5.879%

Price to Public:	99.592% of the principal amount

Interest Payment Dates:	Semi-annually on June 15 and December 15, commencing on December 15, 2011

Optional Redemption:	Make-whole call at any time at Treasury plus 30 basis points

Special Mandatory Redemption:	101% of the principal amount if the acquisition of Varian Semiconductor is not consummated by May 31, 2012 or merger agreement is terminated

Change of Control Put:	101% of the principal amount plus accrued interest

Settlement Date:	T+5; June 8, 2011

Ratings:*	A3 (stable outlook) by Moody’s Investors Service, Inc. A- (stable outlook) by Standard & Poor’s Ratings Service

CUSIP/ISIN:	038222AG0 / US038222AG04

Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Mitsubishi UFJ Securities (USA), Inc. Morgan Stanley & Co. LLC

Co-Managers:	BNP Paribas Securities Corp. Goldman, Sachs & Co. BNY Mellon Capital Markets, LLC KeyBanc Capital Markets Inc. Mizuho Securities USA Inc. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

*	The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to revision or withdrawal at any time by the assigning rating organization, and each rating should be evaluated independently of any other rating.

Net Proceeds

Applied Materials, Inc. (“Applied”) estimates that the net proceeds from the sale of the 2.650% Notes due 2016, the 4.300% Notes due 2021 and the 5.850% Notes due 2041 (collectively, the “notes”) will be approximately $1.73 billion after deducting the estimated underwriting discounts and estimated offering expenses payable by Applied.

Capitalization

The following table presents Applied’s cash, cash equivalents and short-term investments, short-term debt and capitalization as of May 1, 2011:

•	on an actual basis;

•	on an as adjusted basis giving effect to the sale of the notes after deducting the underwriting discounts and estimated offering expenses; and

•

on a pro forma basis giving effect to the proposed merger between Applied and Varian Semiconductor Equipment Associates, Inc. as if it had occurred on May 1, 2011, as adjusted to give effect to the sale of the notes and expected additional short-term borrowings, and the application of the proceeds therefrom and available cash, cash equivalents and short-term investments to fund the merger consideration and certain costs associated with the merger, all as described above under “Net Proceeds” and in the Prospectus Supplement dated June 1, 2011 under the caption “Use of proceeds.”

	As of May 1, 2011
(In millions)	Actual	As Adjusted	Pro forma as adjusted
			(Unaudited)
Cash, cash equivalents and short-term investments	$3,308	$5,041	$1,602

Short-term debt:	1	1	952

Long-term debt:
7.125% unsecured senior notes due 2017	$200	$200	$200
Other debt maturing through 2028	4	4	5
Senior Notes offered hereby	—	1,750	1,750

Total debt	205	1,955	2,907
Total stockholders’ equity	8,182	8,182	8,172

Total capitalization	$8,387	$10,137	$11,079

Unaudited Pro Forma Condensed Consolidated Financial Information

In the Prospectus Supplement dated June 1, 2011, Applied assumed for purposes of the unaudited pro forma condensed combined financial information that it would raise $1.5 billion, instead of $1.75 billion, in gross proceeds in this offering. As a result, the unaudited pro forma condensed combined financial information does not reflect the adjustments that would have resulted from the incremental capital raise, including a corresponding reduction in short-term debt and corresponding changes to net interest expense for the periods presented.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-877-858-5407 or by calling J.P. Morgan Securities LLC collect at 1-212-834-4533.

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